EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

November 15, 2011

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on November 15, 2011.

Item 4.	Summary of Material Change

The Company reported today on the first phase of its 2011 exploration drill program at its 100%-controlled flagship Railroad Project in Nevada`s Carlin Trend. The key objective for the program is to locate and intersect high-grade feeder structures for the unusually extensive and thick sections of low-grade gold mineralization discovered on the property.

This year to date, Gold Standard has completed 12 holes while drilling 16,455.5 feet (5015.6m) of core and 9432.5 feet (2875m) of reverse circulation. Another 4 holes are in progress. Complete assays have been received for 8 holes. Assays are awaited for another 4 completed holes. Drilling continues with three core rigs and one reverse circulation drill. A second reverse circulation drill will be added to the program shortly.

The 25 square mile Railroad Project contains three currently identified major targets, all three of which are being tested in this year`s drilling: the North Bullion target; the Railroad Fault target and the Historic Bullion target area. One reverse circulation drill and two core drills are continuing to drill on the North Bullion target zone.

Results to date for holes drilled and assaying completed include the following:

NORTH BULLION FAULT ZONE:

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR10-5 (RC & core) vertical	413	No significant assays
RR10-16 (RC & core) vertical	488	245.4 266.7	248.4 272.8	3.0 6.1	1.2 g/t 1.1 g/t		10 20	0.035 0.032
RR11-01 (RC & core) vertical	415	Assays are pending

NORTH BULLION FAULT ZONE CONTINUED:

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR11-02 (RC & core) vertical	588	472.4 515.1 527.3 538.0	475.5 521.2 530.4 541.0	3.1 6.1 3.1 3.0	0.515 g/t 1.82 g/t 0.344 g/t	1.7 oz/st Ag	10 20 10 10	0.015 0.053 0.01
RR11-03 (RC & core) vertical	541 Incl	175.3 285.0 307.8	397.8 365.8 336.8	222.5 80.8 29.0	0.619 g/t 1.13 g/t 2.08 g/t		730 265 95	0.018 0.033 0.061
RR11-04 (RC & core) vertical	585	443.5	445	1.5		37.9 oz/st Ag	5
RR11-05 (RC & core) vertical	Drill Hole in progress
RR11-08 (RC & core) Vertical	Drill Hole in progress
RR11-12 (RC)	Drill Hole in progress

RAILROAD FAULT ZONE:

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR11-06 (core) -60 deg	398 incl	173.7 179.8	219.5 219.5	45.8 39.7	0.281 g/t (oxide)	13 g/t Ag	150 130	0.008
RR11-11	353.8	Assays are pending
RR11-13	Drill Hole in progress

CENTRAL BULLION DISTRICT

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RRB11-01 (core) -60 deg	457	No significant assays
RRB11-02 (core) vertical	568	8.4 193.6 252.0 393.9 451.0	13.9 198.3 256.0 395.7 455.3	5.5 4.7 4.0 1.8 4.3		2.45 oz Ag/st 0.59% Cu 1.53% Pb 4.41% Zn 2.06 oz Ag/st 0.94% Cu 0.52 oz Ag/st 0.52% Cu 1.06 oz Ag/st 1.55 oz Ag/st	18 15.5 13 6 14
RRB11-03 (core) -70 deg	326	Assays are pending
RRB11-04		Hole RRB11-04 suspended for 2011, will be continued in 2012

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

November 15, 2011

GOLD STANDARD VENTURES CORP.

By:

  “Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD ANNOUNCES DRILL RESULTS FROM ONGOING  EXPLORATION ON ITS CARLIN TREND RAILROAD PROPERTY IN NEVADA

Vancouver, B.C., - November 15, 2011 - Gold Standard Ventures Corp. (“Gold Standard”) (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com reported today on the first phase of its 2011 exploration drill program at its 100%-controlled flagship Railroad Project in Nevada`s Carlin Trend. The key objective for the program is to locate and intersect high-grade feeder structures for the unusually extensive and thick sections of low-grade gold mineralization discovered on the property.

This year to date, Gold Standard has completed 12 holes while drilling 16,455.5 feet (5015.6m) of core and 9432.5 feet (2875m) of reverse circulation. Another 4 holes are in progress. Complete assays have been received for 8 holes. Assays are awaited for another 4 completed holes. Drilling continues with three core rigs and one reverse circulation drill. A second reverse circulation drill will be added to the program shortly. Drill productivity has improved from earlier in the season but assaying has been much slower than expected due to abnormally high volumes at Nevada`s reputable independent labs.

Drill intercepts to date indicate: (1) unusually thick sections of exactly the same geology and style of mineralization which mark the best gold deposits in the northern part of the Carlin Trend; (2) very long runs of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 4 g/t which suggest proximity to feeder structures.

Overall, results to date indicate that drilling is successfully narrowing the search for high-grade feeder zones within the project`s very large areas of prospective geology and mineralization. Core samples now in for assay are expected to provide valuable additional information to assist in this search. Phase two of this year`s program, now underway, is focused on intersecting the projected location of higher grade features alongside faults which would have acted as the sources for the pervasive mineralization. Angled holes are being used in this next phase of the drilling.

The 25 square mile Railroad Project contains three currently identified major targets, all three of which are being tested in this year`s drilling: the North Bullion target; the Railroad Fault target and the Historic Bullion target area.

One reverse circulation drill and two core drills are continuing to drill on the North Bullion target zone.  Positive drill results obtained in 2010 provided the impetus for Gold Standard’s decision to focus its 2011 drilling in this area.  Drilling has been difficult and slow.  The upper portions of the prospective rock units lie at depths of 500 to 800 feet from surface where high pressure artesian water-flow makes these holes difficult to advance and maintain.  Nonetheless, core recovery has been excellent within the mineralized sections.

Six holes have been completed and fully assayed so far this year for the North Bullion target.  Vertical hole RR11-03 (pre-collared using an RC rig and completed with core) intersected 730 ft of 0.018opt gold (222.5 meters of 0.619g/t), including 95 feet of 0.061 opt gold (29.0 meters of 2.08 g/t) with local assays of plus 4.0 g/t.  This is an exceptionally thick interval of flat-tabular-style mineralization within locally silicified, baritic sandstones, mudstones, and dolomitized limestone collapse breccias...exactly the environment in which large Carlin deposits such as Gold Quarry, Gold Strike and Meikle are found. This intercept likely represents the peripheral halo to higher-grade gold mineralization.

“We believe we have identified the approximate location of the north-south trending North Bullion Fault zone on the eastern flank of the thick, low-grade peripheral gold mineralization we have intersected in several holes.  Based on what we have seen so far, this potential high-grade target zone has all the right features…very complex, highly altered, gold-bearing, collapse and tectonically created breccias with an associated large fault.  We have reconfigured our program to provide an assessment of this zone with angled core drilling.  We also continue to pursue the broader North Bullion target zone northward and westward seeking additional feeder structures.  We have much yet to accomplish this season and will likely continue drilling into early next year,” states Vice President of Exploration, Dave Mathewson.

One core drill is engaged drilling the Railroad Fault target.  The Railroad Fault target is an analog to Newmont’s One core drill is engaged drilling the Railroad Fault target.  The Railroad Fault target is an analog to Newmont’s productive Rain Fault zone immediately to the north.  The Railroad Fault target lies along the flank and just to the north of Gold Standard’s POD gold deposit.  The first hole into this target, RR11-06, directed -60° northward, has been completed with assays.  A low-grade, oxide zone of 0.008opt gold was encountered from 570 to 720 feet.  The host material consists of very gossanous clay-gumbo with myriad fragments of jasperoid and barite.  This zone is underlain by highly brecciated Devils Gate limestone similar to Rain. In addition, intervals of moderately to strongly anomalous silver (0.2 to 4 opt), copper (0.03 to 0.1%), lead (0.02 to 0.1%), zinc (0.1 to 0.5%), nickel (0.1 to 0.2%), and cobalt (100-700 ppm) have been encountered in this hole.  Follow-up hole RR11-11 drilled at  -45° from the same site  has just been completed but not assayed.

Three holes have been completed within the Historic Bullion target area.  Complete assay results are available for two of the holes and are reported in the accompanying table.  Hole RRB11-02 contained multiple intercepts of base metals and silver.  This general target area is in the very earliest stage of drill assessment.

Results to date for holes drilled and assaying completed include the following:

NORTH BULLION FAULT ZONE:

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR10-5 (RC & core) vertical	413	No significant assays
RR10-16 (RC & core) vertical	488	245.4 266.7	248.4 272.8	3.0 6.1	1.2 g/t 1.1 g/t		10 20	0.035 0.032
RR11-01 (RC & core) vertical	415	Assays are pending

NORTH BULLION FAULT ZONE CONTINUED:

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR11-02 (RC & core) vertical	588	472.4 515.1 527.3 538.0	475.5 521.2 530.4 541.0	3.1 6.1 3.1 3.0	0.515 g/t 1.82 g/t 0.344 g/t	1.7 oz/st Ag	10 20 10 10	0.015 0.053 0.01
RR11-03 (RC & core) vertical	541 Incl	175.3 285.0 307.8	397.8 365.8 336.8	222.5 80.8 29.0	0.619 g/t 1.13 g/t 2.08 g/t		730 265 95	0.018 0.033 0.061
RR11-04 (RC & core) vertical	585	443.5	445	1.5		37.9 oz/st Ag	5
RR11-05 (RC & core) vertical	Drill Hole in progress
RR11-08 (RC & core) Vertical	Drill Hole in progress
RR11-12 (RC)	Drill Hole in progress

RAILROAD FAULT ZONE:

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR11-06 (core) -60 deg	398 incl	173.7 179.8	219.5 219.5	45.8 39.7	0.281 g/t (oxide)	13 g/t Ag	150 130	0.008
RR11-11	353.8	Assays are pending
RR11-13	Drill Hole in progress

CENTRAL BULLION DISTRICT

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RRB11-01 (core) -60 deg	457	No significant assays
RRB11-02 (core) vertical	568	8.4 193.6 252.0 393.9 451.0	13.9 198.3 256.0 395.7 455.3	5.5 4.7 4.0 1.8 4.3		2.45 oz Ag/st 0.59% Cu 1.53% Pb 4.41% Zn 2.06 oz Ag/st 0.94% Cu 0.52 oz Ag/st 0.52% Cu 1.06 oz Ag/st 1.55 oz Ag/st	18 15.5 13 6 14
RRB11-03 (core) -70 deg	326	Assays are pending
RRB11-04		Hole RRB11-04 suspended for 2011, will be continued in 2012

These drill hole assays are weighted averages.  Gold assays were completed by ALS Minerals, ALS Canada Ltd using 30 gram charge, fire assay, with ICP final.  Q&A includes inclusion of blanks, duplicates, and check standards into submitted sample batches and comparison with known results, with sample preparation in Elko, and assayed in Reno and/or Vancouver. All reported thicknesses are true mineral thicknesses at the particular location of these intercepts.

CONFERENCE CALL:

A conference call to discuss the drilling update will be held at 11 a.m. (EST) on November 16, 2011. Investors are invited to participate by connecting to the call using one of the following dial-in numbers and asking to be placed in the Gold Standard Conference call:

Date:                                           November 16, 2011

Time:                                           11:00 am, Eastern Time

Dial in Number:                       1-647-426-1845 or toll free 1-866-782-8903

The call will be hosted by Jonathan Awde, president and chief executive officer, and Dave Mathewson, vice-president of exploration. Callers should refer to the newly posted PowerPoint presentation on the Gold Standard website.

If you cannot participate on Nov. 16, 2011, a replay of the conference call will be available by dialing one of the following replay numbers. You will be able to dial in and listen to the conference two hours after the meeting end time, and the replay will be available until Nov. 30, 2011. Please enter the replay Passcode No. 240227 followed by the pound key.

Replay dial-in:

Toll-free:  1-866-245-6755

International or local Toronto  1-416-915-1035

The Company’s Vice President of Exploration, David C. Mathewson, M.Sc., a non-independent Qualified Person, as defined by NI 43-101, Standards of Disclosure for Mineral Properties, has verified the technical information and interpretations contained in this news release.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground within North Central Nevada of which 15,349 acres comprise the flagship Railroad Gold Project.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

 On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President

Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this press release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com) and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml), and in other reports on our website at www.goldstandardv.com at Investors Information.